Exhibit 99.1

Ad hoc announcement pursuant to Art. 53 LR

RELIEF THERAPEUTICS Holding SA Announces Results of

Annual General Meeting of Shareholders

GENEVA (June 27, 2024) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief Therapeutics, or the Company), a biopharmaceutical company committed to delivering innovative treatment options for select specialty, unmet and rare diseases, announces the results of its annual general meeting (AGM) of shareholders, which took place in Geneva today. All but one of the proposed resolutions were approved by a large majority of the represented votes.

AGM results

1.     Annual Report and Financial Statements for the Year 2023

The AGM approved the 2023 annual report and financial statements.

2.     Appropriation of Results

The AGM approved carrying forward the loss for the financial year 2023.

3.     Discharge of the Board of Directors and the Executive Committee

The AGM did not grant discharge to the board of directors and the executive committee for the financial year 2023. While the extraordinary general meeting earlier this year granted such discharge for that period, the Company acknowledges this outcome and will continue to engage with shareholders to address their concerns.

4.     Compensation of the members of the Board of Directors and of the Executive Committee

The AGM approved the proposed maximum total amounts for compensation of the board of directors for the period from this AGM 2024 until the AGM 2025, and of the executive committee for the financial year 2025. The AGM also approved, on a consultive basis, the 2023 compensation report.

5.     Elections

5.1   Members of the Board of Directors

The AGM re-elected Dr. Raghuram Selvaraju, Mr. Peter de Svastich, Mr. Gregory Van Beek, and Mr. Thomas Elzinga to the board of directors. As previously announced, Ms. Michelle Lock did not stand for re-election, ending her service on the board of directors today.

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5.2   Chairman of the Board of Directors

The AGM approved the re-election of the chairman of the board of directors, Dr. Raghuram Selvaraju.

5.3   Nomination and Compensation Committee

The AGM approved the election of Mr. Peter de Svastich and the re-election of Dr. Raghuram Selvaraju as members of the nomination and compensation committee.

5.4   Independent Voting Rights Representative

The AGM approved the re-election of the independent proxy, Mr. Thomas Hua.

5.5   Auditors

The AGM approved the re-election of the statutory auditor, MAZARS SA.

The resolutions submitted for the shareholders' vote are detailed in the AGM Invitation. The voting results will be made available on the Company’s website later today.

ABOUT RELIEF THERAPEUTICS

Relief Therapeutics is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety, and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief Therapeutics' portfolio offers a balanced mix of marketed, revenue-generating products, our proprietary, globally patented TEHCLO™ and Physiomimic™ platform technologies and a targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas: rare skin diseases, rare metabolic disorders, and rare respiratory diseases. In addition, Relief Therapeutics is commercializing several legacy products via licensing and distribution partners. Headquartered in Geneva, Relief Therapeutics is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, please visit our website www.relieftherapeutics.com .

CONTACT:

RELIEF THERAPEUTICS Holding SA

Jeremy Meinen

contact@relieftherapeutics.com

DISCLAIMER

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, including its ability to achieve its corporate, development and commercial goals, and other factors which could cause the actual results, financial condition, performance or achievements of Relief Therapeutics to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors, including those described in Relief Therapeutics' filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission (SEC), could adversely affect Relief Therapeutics. Copies of Relief Therapeutics’ filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief Therapeutics does not undertake any obligation to update the information contained herein, which speaks only as of this date.

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